Exhibit 99.1

ATRenew Inc. Reports Unaudited Second Quarter 2024 Financial Results

SHANGHAI, August 20, 2024 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended June 30, 2024.

Second Quarter 2024 Highlights

•
Total net revenues grew by 27.4% to RMB3,776.7 million (US$519.7 million) from RMB2,963.7 million in the second quarter of 2023.
•
Loss from operations was RMB5.6 million (US$0.8 million), compared to RMB61.0 million in the second quarter of 2023. Adjusted income from operations (non-GAAP)1 was RMB94.1 million (US$12.9 million), compared to RMB52.0 million in the second quarter of 2023.
•
Number of consumer products transacted2 was 8.4 million compared to 7.7 million in the second quarter of 2023.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to report that our total revenue in the second quarter of 2024 reached RMB3,776.7 million, a year-over-year increase of 27.4%, once again surpassing the high end of our guidance. Notably, order volume related to product revenues grew significantly year over year, contributing to our topline growth this quarter. We have witnessed a significant shift in consumer behavior with trade-ins becoming a more mainstream choice for consumers seeking to upgrade their electronic products. Our focus on providing value-for-money high-quality second-hand products gaining traction has resonated with customers, leading to increased demand. Our recycling service brand, AHS Recycle, continues to gain recognition in this evolving market. During the second quarter, we successfully renewed our cooperation with JD.com, further strengthening our strategic partnership. Looking ahead to the second half of the year, we anticipate that national policies promoting consumer product trade-ins will provide greater certainty for the industry. We are confident that our unique circular economy business model positions us well for healthy long-term growth.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In the second quarter of 2024, our retail business accounted for a higher proportion of our product revenues. At the same time, our optimizations of pricing mechanisms for major phone brands’ official trade-in programs led to a sequential improvement in our profitability. We also continued to improve our cost efficiency, with adjusted income from operations exceeding RMB94.0 million, marking a new quarterly record as we had anticipated. Looking ahead, we recognize the importance of enhancing user awareness of AHS Recycle through targeted marketing efforts, while ensuring steady growth of adjusted income from operations. In addition, during the second quarter of 2024, we increased the size of our ongoing share repurchase program to US$50.0 million, demonstrating our commitment to creating long-term value for our shareholders. We will continue to prudently manage our expenditures to foster sustained business growth and maximize shareholder returns.”

Second Quarter 2024 Financial Results

REVENUE

Total net revenues increased by 27.4% to RMB3,776.7 million (US$519.7 million) from RMB2,963.7 million in the same period of 2023.

•
Net product revenues increased by 29.0% to RMB3,401.8 million (US$468.1 million) from RMB2,636.7 million in the same period of 2023. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues increased by 14.6% to RMB374.9 million (US$51.6 million), compared to RMB327.0 million in the same period of 2023. This increase was primarily due to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB3,795.3 million (US$522.2 million), compared to RMB3,032.5 million in the same period of 2023, representing an increase of 25.2%.

•
Merchandise costs were RMB2,990.6 million (US$411.5 million), compared to RMB2,325.8 million in the same period of 2023, representing an increase of 28.6%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB328.3 million (US$45.2 million), compared to RMB268.8 million in the same period of 2023, representing an increase of 22.1%. The increase was primarily due to (i) an increase in personnel costs as the Company conducted more recycling and transaction activities compared with the same period of 2023, and (ii) an increase in operation center related expenses as the Company expanded its store and operation station networks in the second quarter of 2024.
•
Selling and marketing expenses were RMB354.0 million (US$48.7 million), compared to RMB335.3 million in the same period of 2023, representing an increase of 5.6%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in share-based compensation expenses. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as the maturity of some intangible assets and deferred cost in the second quarter of 2023.
•
General and administrative expenses were RMB72.5 million (US$10.0 million), compared to RMB57.5 million in the same period of 2023, representing an increase of 26.1%, primarily due to an increase in personnel cost. The increase was partially offset by a decrease in expected credit loss relating to credit risk.

•
Technology and content expenses were RMB49.8 million (US$6.9 million), compared to RMB45.0 million in the same period of 2023, representing an increase of 10.7%. The increase was primarily due to an increase in personnel costs in connection with the ongoing upgrade of the Company’s operation center and system.

LOSS FROM OPERATIONS

Loss from operations was RMB5.6 million (US$0.8 million), compared to RMB61.0 million in the same period of 2023.

Adjusted income from operations (non-GAAP) was RMB94.1 million (US$12.9 million), compared to RMB52.0 million in the same period of 2023.

NET LOSS

Net loss was RMB10.7 million (US$1.5 million), compared to RMB64.8 million in the same period of 2023.

Adjusted net income (non-GAAP) was RMB80.5 million (US$11.1 million), compared to RMB36.4 million in the same period of 2023.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.06 (US$0.01), compared to RMB0.40 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.48 (US$0.07), compared to RMB0.22 in the same period of 2023.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,768.7 million (US$381.0 million) as of June 30, 2024, as compared to RMB2,854.4 million as of December 31, 2023.

Business Outlook

For the third quarter of 2024, the Company currently expects its total revenues to be between RMB3,970.0 million and RMB4,070.0 million, representing an increase of 21.9% to 25.0% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On May 31, 2024, ATRenew announced the renewal of its business cooperation agreement with JD.com for a term from June 1, 2024 to December 31, 2027. The two parties will continue to cooperate in the second-hand business by integrating resources and leveraging their respective strengths. The cooperation will also continue in areas such as user traffic, technology support, and logistics, among others. Together, the two parties aim to provide high quality and competitive prices for second-hand goods, thus enhancing customer experiences in the second-hand market.

On June 21, 2024, ATRenew announced that the Company’s board of directors has approved modifications to the size and term of its existing share repurchase program adopted in March 2024, increasing the aggregate value of shares that may be repurchased from US$20 million to US$50 million and extending the effective term to June 27, 2025. As of June 30, 2024, the Company had repurchased a total of 3,278,531 ADSs for approximately US$8.0 million under this share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, August 20, 2024 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	9208793

The replay will be accessible through August 27, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	9659903

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net loss excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,978,696	1,642,998	226,084
Restricted cash	210,000	232,000	31,924
Short-term investments	410,547	637,721	87,753
Amount due from related parties, net	89,592	179,711	24,729
Inventories	1,017,155	660,029	90,823
Funds receivable from third party payment service providers	253,107	255,973	35,223
Prepayments and other receivables, net	567,622	600,511	82,633
Total current assets	4,526,719	4,208,943	579,169
Non-current assets:
Long-term investments	467,095	554,478	76,299
Property and equipment, net	148,223	145,652	20,042
Intangible assets, net	270,631	146,889	20,213
Other non-current assets	80,411	67,070	9,229
Total non-current assets	966,360	914,089	125,783
TOTAL ASSETS	5,493,079	5,123,032	704,952
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	349,931	465,401	64,041
Accounts payable	532,293	73,153	10,066
Contract liabilities	119,715	176,458	24,281
Accrued expenses and other current liabilities	465,123	435,544	59,933
Accrued payroll and welfare	146,371	125,315	17,244
Amount due to related parties	78,032	132,845	18,280
Total current liabilities	1,691,465	1,408,716	193,845
Non-current liabilities:
Operating lease liabilities, non-current	22,495	14,942	2,056
Deferred tax liabilities	67,658	49,071	6,752
Total non-current liabilities	90,153	64,013	8,808
TOTAL LIABILITIES	1,781,618	1,472,729	202,653
TOTAL SHAREHOLDERS' EQUITY	3,711,461	3,650,303	502,299
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,493,079	5,123,032	704,952

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,636,676	3,401,755	468,097	5,211,854	6,711,574	923,543
Net service revenues	326,983	374,948	51,595	623,599	716,265	98,561
Operating (expenses) income (1)(2)
Merchandise costs	(2,325,763)	(2,990,642)	(411,526)	(4,577,884)	(5,938,457)	(817,159)
Fulfillment expenses	(268,823)	(328,287)	(45,174)	(535,209)	(638,055)	(87,799)
Selling and marketing expenses	(335,303)	(353,977)	(48,709)	(634,344)	(675,314)	(92,926)
General and administrative expenses	(57,528)	(72,544)	(9,982)	(133,968)	(146,369)	(20,141)
Technology and content expenses	(45,042)	(49,812)	(6,854)	(92,475)	(99,995)	(13,760)
Other operating income, net	7,836	12,925	1,779	9,872	21,331	2,935
Loss from operations	(60,964)	(5,634)	(774)	(128,555)	(49,020)	(6,746)
Interest expense	(2,501)	(4,739)	(652)	(3,312)	(8,717)	(1,199)
Interest income	5,623	5,332	734	13,575	11,925	1,641
Other (loss) income, net	(1,721)	85	12	(2,291)	(41,352)	(5,690)
Loss before income taxes and share of loss in equity method investments	(59,563)	(4,956)	(680)	(120,583)	(87,164)	(11,994)
Income tax benefits	11,700	8,540	1,175	23,560	18,587	2,558
Share of loss in equity method investments	(16,978)	(14,257)	(1,962)	(17,817)	(34,959)	(4,811)
Net loss	(64,841)	(10,673)	(1,467)	(114,840)	(103,536)	(14,247)
Net loss per ordinary share:
Basic	(0.40)	(0.06)	(0.01)	(0.71)	(0.63)	(0.09)
Diluted	(0.40)	(0.06)	(0.01)	(0.71)	(0.63)	(0.09)
Weighted average number of shares used in calculating net loss income per ordinary share
Basic	162,923,637	166,616,018	166,616,018	162,541,334	164,048,134	164,048,134
Diluted	162,923,637	166,616,018	166,616,018	162,541,334	164,048,134	164,048,134
Net loss	(64,841)	(10,673)	(1,467)	(114,840)	(103,536)	(14,247)
Foreign currency translation adjustments	32,103	(330)	(45)	21,573	(90)	(12)
Total comprehensive loss	(32,738)	(11,003)	(1,512)	(93,267)	(103,626)	(14,259)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(7,041)	(6,590)	(907)	(12,548)	(12,971)	(1,785)
Selling and marketing expenses	(4,297)	(14,166)	(1,949)	(8,101)	(44,572)	(6,133)
General and administrative expenses	(17,944)	(16,393)	(2,256)	(36,943)	(32,070)	(4,413)
Technology and content expenses	(5,745)	(5,703)	(785)	(10,431)	(9,954)	(1,370)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(77,430)	(56,479)	(7,772)	(155,925)	(122,891)	(16,910)
Technology and content expenses	(482)	(369)	(51)	(964)	(851)	(117)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(60,964)	(5,634)	(774)	(128,555)	(49,020)	(6,746)
Add:
Share-based compensation expenses	35,027	42,852	5,897	68,023	99,567	13,701
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,912	56,848	7,823	156,889	123,742	17,027
Adjusted income from operations (non-GAAP)	51,975	94,066	12,946	96,357	174,289	23,982
Net loss	(64,841)	(10,673)	(1,467)	(114,840)	(103,536)	(14,247)
Add:
Share-based compensation expenses	35,027	42,852	5,897	68,023	99,567	13,701
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,912	56,848	7,823	156,889	123,742	17,027
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(11,700)	(8,540)	(1,175)	(23,560)	(18,587)	(2,558)
Adjusted net income (non-GAAP)	36,398	80,487	11,078	86,512	101,186	13,923
Adjusted net income per ordinary share (non-GAAP):
Basic	0.22	0.48	0.07	0.53	0.62	0.08
Diluted	0.22	0.48	0.07	0.51	0.61	0.08
Weighted average number of shares used in calculating net income per ordinary share
Basic	162,923,637	166,616,018	166,616,018	162,541,334	164,048,134	164,048,134
Diluted	168,037,389	169,063,102	169,063,102	168,910,942	164,698,650	164,698,650